April 1, 2015

Securities and Exchange Commission

Divison of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Mara L. Ransom

Re:                             EQT GP Holdings, LP

Registration Statement on Form S-1

Filed February 12, 2015

File No. 333-202053

Ladies and Gentlemen:

Set forth below are the responses of EQT GP Holdings, LP (the “Partnership”) to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated March 13, 2015, with respect to the above-captioned filing.

For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the comment letter.  The Partnership’s response to each comment or request is set forth immediately below the text of the applicable comment or request.  The Partnership is concurrently filing Amendment No. 1 to the Form S-1 (the “Registration Statement”) via EDGAR.  Five marked copies of the amendment are included to facilitate your review.

In addition, we note that the Registration Statement has been revised throughout to reflect the completion of EQM’s acquisition of the Northern West Virginia Marcellus Gathering System from EQT Gathering, LLC, a wholly owned subsidiary of EQT, on March 17, 2015 (the “NWV Gathering Acquisition”).  The NWV Gathering Acquisition was accounted for as a transaction between entities under common control, and as such the historical financial statements of EQT GP Holdings Predecessor included in the Registration Statement have been retrospectively recast to reflect the NWV Gathering Acquisition.

General

1.                                      Some of our comments are also applicable to Form 10-K of EQM for the year ended December 31, 2014.  Please address those comments in future filings of EQM.

Response: We acknowledge the Staff’s comment and undertake to ensure that EQM provides applicable responsive information in its future filings.

2.                                      Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: We have not provided, nor have we authorized anyone to provide on our behalf, written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. The underwriters that are participating in our offering have confirmed to us that they have not published or distributed any research reports about the Partnership in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act.

Prospectus Summary

EQT GP Holdings, LP, page 1

3.                                      Here, and in other sections containing similar disclosure in the prospectus, please make clear that EQT is the ultimate parent of both you and EQM.

Response:  We acknowledge the Staff’s comment and have revised the disclosure on page 1 and in other sections containing similar disclosure to clarify that EQT is the ultimate parent of us and EQM.

4.                                      Please provide support for your statement that “EQT is one of the largest natural gas producers in the Appalachian Basin.”

Response: We are supplementally providing copies of material supporting this statement to the Staff.

5.                                      We note your disclosure in the first full paragraph at the top of page 3 of the various ways in which you may facilitate EQM’s growth activities. Here and elsewhere in your prospectus where you state as much, please also indicate that one of EQT’s subsidiaries will receive the proceeds of this offering and that EQT intends to use the proceeds for general corporate purposes and does not intend to facilitate EQM’s growth activities with the proceeds, if true.

Response:  We acknowledge the Staff’s comment and have revised the disclosure to clarify that a subsidiary of EQT will receive the proceeds of the offering and that EQT does not intend to use the proceeds to directly facilitate EQM’s growth activities, although we believe that EQT’s continued investment in midstream assets will ultimately benefit EQM, and us as a result of our partnership interests in EQM. Please see pages 3, 90 and 116 of the Registration Statement.

Historical Quarterly Cash Distributions by EQM and Indicative Distributions to EQGP, page 3

6.                                      Please clearly and prominently indicate next to the table you present here and elsewhere in the prospectus that the amounts and increases associated with EQM’s historical distributions are not necessarily indicative of EQM’s future ability to distribute similar amounts or continue to increase such amounts.

Response:  We acknowledge the Staff’s comment and have revised the disclosure on pages 4 and 117 to clarify that the amounts and increases associated with EQM’s historical distributions are not necessarily indicative of EQM’s future ability to distribute similar amounts or continue to increase such amounts.

Hypothetical Total Quarterly Distributions Paid by EQM to its Partners, page 4

7.                                      Please revise this chart to balance the potential increases that you disclose with the potential decreases in distributions if EQM’s results do not meet your expectations.  This comment also applies to the chart on page five (5) entitled “Hypothetical Quarterly Distributions Paid by EQM to EQGP.”

Response:  We acknowledge the Staff’s comment and have added two bars showing potential decreases and removed two bars showing potential increases in order to provide a more balanced presentation of the potential increases and potential decreases in distributions on pages 5, 6, 118 and 119. In preparing these charts, we considered the fact that EQM has publicly announced its expectation to increase its per unit distribution by a minimum of $0.03 each quarter through at least 2016, and potential increases shown in the revised charts correspond to such guidance. In light of EQM’s announced distribution guidance, we believe that the revised charts present the most relevant information to investors and that we have sufficiently demonstrated the impact of potential decreases.

The Offering, page 17

8.                                      We note your disclosure here and elsewhere in the prospectus of the conversion of certain EQM subordinated units held by EQT into common units on February 17, 2015.  In an appropriate place in the prospectus, please disclose the direct percentage interest EQT will have in EQM and discuss the dilutive impact such conversion will have upon your interest in EQM.

Response:  All 17,339,718 outstanding EQM subordinated units converted on a one-for-one basis to EQM common units on February 17, 2015, in accordance with the terms of EQM’s partnership agreement. We have updated the disclosure throughout the prospectus to reflect this conversion.

We note that both subordinated units and common units are limited partner interests in EQM and both received the same per unit distribution for each quarter prior to the expiration of the subordination period; therefore, the conversion of subordinated units into common units did not have a dilutive impact on EQM’s common units. After taking into account the recent issuances of common units by EQM discussed on pages 120 and 121, EQT, through its wholly owned subsidiary, EQT Midstream Investments, LLC, currently owns approximately 30.2% of the outstanding limited partner interests in EQM. This percentage was unchanged by the conversion of subordinated units. In addition, EQT, through its wholly owned subsidiary, EQT Midstream Services, LLC, currently owns the 2% general partner interest and all of the incentive distribution rights in EQM. As described under “Summary—Our Structure,” upon the closing of the offering, we will own the EQM limited partner interest, general partner interest and incentive distribution rights held by EQT prior to the closing of the offering. We have revised our disclosure on page 102 to clarify that there was no dilutive impact as a result of the conversion of subordinated units.

Capitalization, page 64

9.                                      We note that the amount of the EQM lease obligation differs from the amount disclosed in the consolidated balance sheets and the amount disclosed in note 12 to the financial statements.  Please advise.

Response:  We acknowledge the Staff’s comment and have revised the capitalization table on page 67 to reconcile to the amount reported in Note 12 to the combined financial statements.

Dilution, page 65

10.                               Please revise your table to present the net tangible book value per share before the offering. Please refer to Item 506 of Regulation S-K.

Response:  As disclosed on page 66 of the Registration Statement, EQT Gathering Holdings, LLC, a wholly owned subsidiary of EQT, will be the selling unitholder of the EQGP common units and will receive all of the proceeds from this offering.  As such, the pro forma net tangible book value will remain unchanged when adjusted for the sale by EQT Gathering Holdings, LLC.  We have revised our disclosure on page 68 of the Registration Statement to state the net tangible book value per common unit before and after this offering.

11.                               Please revise your table to present a separate line for each item impacting the change in pro forma net tangible book value including the amount of the (decrease) increase in your pro forma net tangible book value per unit attributable to the cash payments made by purchasers of the units being offered.

Response:  As discussed in our response to comment 10 above, EQT Gathering Holdings, LLC, a wholly owned subsidiary of EQT, will be the selling unitholder of the EQGP common units and will receive all of the proceeds from this offering.  As such, the pro forma net tangible book value will remain unchanged when adjusted for the sale by EQT Gathering Holdings, LLC.  We have revised our disclosure on page 68 of the Registration Statement to more clearly describe that the pro forma net tangible book value will remain unchanged when adjusted for the sale of EQGP common units in the offering by a subsidiary of EQT.

Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2014, page 71

12.                               Please tell us how you determined the distributions to EQGP related to its 2% general partner interest and incentive distribution rights of EQM.

Response:  As disclosed within item (i) on page 76 of the Registration Statement, the pro forma cash distributed by EQM assumed that (A) 60,687,170 EQM common units and 1,238,514 general partner units were outstanding throughout the year ended December 31, 2014 and (B) EQM’s current quarterly distribution rate of $0.58 per unit was in effect for each quarter of the entire period.  With respect to the 2% general partner interest and incentive distribution rights, we calculated these amounts in accordance with the terms of EQM’s partnership agreement as described in the Registration Statement under the caption “EQT Midstream Partners, LP’s Cash Distribution Policy—Incentive Distribution Rights,” giving effect to the increased incentive distribution rights at each target distribution level.  This results in the pro forma distributions related to the 2% general partner interest and incentive distributions rights of EQM on page 74 being equal to the actual fourth quarter distribution paid by EQM with respect to the 2% general partner interest and incentive distribution rights of approximately $0.8 million and $5.2 million, respectively, multiplied by four.  We have revised item (i) on page 76 of the Registration Statement to more clearly describe the calculation with respect to the general partner interest and incentive distribution rights. We expect to update the pro forma distributions and related assumptions to reflect EQM’s most recent equity offering in a future filing.

Estimated Minimum Cash Available for Distribution by EQM for the Year Ended December 31, 2015, page 74

13.                               Please tell us what consideration you gave to presenting a projection that covers 12 months encompassing the first public distribution.

Response:  The Partnership currently anticipates closing its initial public offering as early as May 2015. With respect to the second quarter of 2015 (assuming a May 2015 closing of the offering), investors will be entitled to a prorated distribution based on (i) the number of days commencing on the closing date of the offering through June 30, 2015 divided by (ii) the number of days in the quarter. The Partnership anticipates that updated financial information for the quarter ended March 31, 2015 will be available for inclusion in a future amendment to the Registration Statement. Accordingly, the Partnership anticipates presenting an updated pro forma backcast in such amendment for the twelve months ended March 31, 2015 in addition to the year ended December 31, 2014. At such time, the Partnership will also update its forward looking projection of cash distributions to cover the twelve month period ending March 31, 2016, which will encompass the quarter for which the Partnership anticipates paying the first quarterly distribution to its unitholders.

Operating Revenues, page 75

14.                               We note EQM’s assumed revenue for 2015 is based on annualized revenues generated only from charges under fixed-fee firm contracts for the quarter ended December 31, 2014.  Please tell us if this information is disclosed within the document.  If not, please tell us your consideration of disclosing this information. In addition, please expand your disclosure to explain why you assume EQM’s revenues will decline in 2015 as compared to 2014.

Response: We have revised the Registration Statement to provide a description of EQM’s customer contracts and the composition of EQM’s revenues between firm and interruptible contracts and reservation and usage fees on pages 121-122.  We have revised the Registration Statement to clarify that the utilization of only fixed-fee firm revenues is not intended to imply an actual expectation that EQM’s revenues will decline in 2015 compared to 2014, but rather to demonstrate that the minimum adjusted EBITDA necessary for us to pay the aggregate annualized initial quarterly distribution for the year ending December 31, 2015 can be achieved solely from fixed-fee firm contracts.  We have not included revenue from interruptible contracts, which is more difficult to predict.  Please see pages 79-80.

Selling, General and Administrative Expense, page 76

15.                               Please describe the transactions that were incurred during the quarter ended December 31, 2014 that are not expected to be incurred during the year ended December 31, 2015.

Response:  EQM experienced $3.4 million of reduced expense related to certain one-time items that were recorded in the fourth quarter of 2014 but are not expected to be incurred during the year ending December 31, 2015, which were excluded from our annualization of fourth quarter 2014 selling, general and administrative expense in the table on page 78.  This $3.4 million consisted of: a) a $1.5 million reduction to a regulatory reserve established for the recovery of base storage gas as a result of higher than anticipated recoveries on the transmission system which brought the balance of this reserve to zero, b) $1.3 million of favorable adjustments to compensation expenses as a result of the determination that certain personnel costs expensed in the third quarter were to be capitalized as they directly related to work on capital projects and c) $0.6 million of favorable adjustments to personnel costs recorded in prior quarters of 2014 as a result of a revised estimates for full year incentive compensation expense for 2014.  We have revised the Registration Statement to provide additional information regarding these transactions.  Please see page 80.

Interest Expense, page 76

16.                               Please disclose the basis for the assumed interest rate on borrowings used to fund capital expenditures.

Response:  The assumed interest rate on borrowings used to fund capital expenditures is based on the maximum of the one month London Interbank Offered Rate forward curve during 2015 plus the spread indicated in the EQM credit facility’s credit ratings based pricing grid, assuming credit ratings remain at their current levels.  We have revised the Registration Statement to provide this information.  Please see pages 80-81.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

EQT Midstream Partners, LP, page 86

17.                               We note your disclosure here and elsewhere in the prospectus that substantially all of EQM’s revenues are generated under fixed-fee contracts.  In an appropriate place in your prospectus, please discuss the material terms of these contracts, including a quantitative and qualitative discussion of how fluctuations in the natural gas market will impact EQM’s results of operations and liquidity.  For example, please discuss and quantify, where appropriate, the terms of your contracts that include reservation-based charges and volume commitments.

Response:  In response to the Staff’s comment, we have revised the Registration Statement to provide a description of EQM’s customer contracts and the composition of EQM’s revenues between firm and interruptible contracts and reservation and usage fees, as well as the terms of the contracts and related customer volume commitments and a discussion of how fluctuations in the natural gas market will impact EQM’s results of operations and liquidity.  Please see pages 121-122.

Business Segment Results—Combined Overview, 93

18.                               We note your disclosure that increased production development in the Marcellus Shale has led to increased revenues in both EQM’s Transmission and Storage and Gathering Segments.  Please clarify the factors that have led to the increased production in the Marcellus Shale and how those factors will impact the results of operations in these two business segments going forward.

Response:  We acknowledge the Staff’s comment and have revised the disclosure on page 104 to include certain factors that have led to the increased production in the Marcellus Shale and how such factors will impact the results of operations in EQM’s Transmission and Storage and Gathering Segments in the future.

Gathering Results of Operations, page 95

19.                               Please disclose the dollar impact on gathering revenues due to higher volumes and lower average gathering rates in your discussions of gathering revenues for the periods presented. Please refer to Item 303(a)(3) of Regulation S-K.

Response:  In response to the Staff’s comment, we have added the dollar impact on gathering revenues from higher volumes and the dollar impact from a lower average gathering rate, which can be calculated from the table on page 100, to the narrative discussions of gathering revenues for the periods presented.  Please see pages 100-101.

General Trends and Outlook

Growth Associated with Acquisition and Expansion Projects, page 97

20.                               We note your disclosure here and elsewhere in this registration statement that “EQM expects to assume EQT’s interest in Mountain Valley Pipeline, LLC . . . .”  Please elaborate on what has created this expectation and whether any contractual arrangement exists for transfer for EQT’s interest in Mountain Valley Pipeline, LLC to EQM.

Response:  EQT publicly announced its intention to assign its interest in MVP to EQM on October 23, 2014 in connection with its earnings release for the third quarter of 2014, and again reiterated this intention on page 7 of the Annual Report on Form 10-K filed by EQT on February 12, 2015.  On March 30, 2015, EQT assigned to EQM its 55% interest in Mountain Valley Pipeline, LLC, a joint venture with affiliates of NextEra Energy, Inc., which holds a 35% interest, WGL Holdings, Inc., which holds a 7% interest, and Vega Energy Partners, Ltd., which holds a 3% interest. We have updated the disclosure on pages 2, 9, 103, 110, 115, 121, 123, 175 and F-20 to reflect this assignment.

Commodity Prices, page 98

21.                               Where you discuss the low prices of natural gas, please elaborate to discuss the risk you disclose on page 37 where you indicate that EQT has reduced its capital expenditure forecast.  In doing so, please explain what impact this could have on your future results of operations.

Response:  We acknowledge the Staff’s comment and have revised the disclosure on page 104 regarding EQT’s reduction of its 2015 capital expenditure forecast and the impact this could have on future results of operations.

Security Ratings, page 103

22.                               EQM’s rating of Ba1 from Moody’s Investors Service appears to be considered a non-investment grade rating.  Please explain this rating in your disclosure, here and in your risk factor disclosure on page 55, and how the rating may have impacted EQM’s access to capital markets, borrowing costs and collateral requirements.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 59 and 109 to clarify that the Ba1 rating from Moody’s Investors Services is considered non-investment grade and to explain the potential impacts to EQM of such a rating.

Critical Accounting Policies and Significant Estimates, page 104

23.                               Please note that the accounting policy notes in the financial statements should generally describe the method you use to apply an accounting principle; whereas the discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Please include an analysis, to the extent material, of factors such as how you arrived at critical estimates, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.  In addition, your disclosure should address sensitivity of the estimate/assumption to change based on other outcomes that are reasonably likely to occur and would have a material effect.  Please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No 34-48960.

Response:  We acknowledge  the Staff’s comment and have enhanced our disclosures of critical accounting policies in accordance with Release No. 34-48960.  Please see pages 110 -112.

Business

Our and EQM’s Relationship with EQT, page 120

24.                               In the second full paragraph on page 120, please clarify that EQT will indirectly own 100% of your non-economic general partner interest.

Response:  We acknowledge the Staff’s comment and have revised the disclosure on pages 11 and 130 to clarify that EQT will indirectly own 100% of our non-economic general partner interest.

Executive Compensation

Narrative Disclosure to Summary Compensation Table and 2014 Grants of Plan-Based Awards Table

Stock Awards — EQT 2012 Executive Performance Incentive Plan (2012 EPIP), page 143

25.                               We note your indication that the number of shares to be distributed is dependent upon the EQT MDC Committee’s certification of the performance. Please update this section, and any other section that was dependent upon the filing of EQT’s proxy statement, to reflect this information.

Response: We acknowledge the Staff’s comment and have updated the disclosure on page 154 of the Registration Statement accordingly.

Certain Relationships and Related Transactions

Conflicts of Interest Involving EQM, page 168

26.                               Elaborate upon how the board of directors will assess the fairness and reasonableness of the conflict at issue under the standards disclosed in the fourth bullet points on pages 169 and 170.

Response: The partnership agreement of EQM provides that a resolution of a conflict of interest between EQM and EQM GP and its affiliates can be resolved in one of four ways. First, the independent conflicts committee of the board of directors of EQM GP can approve the transaction.  EQM has typically utilized this approach in its acquisitions from EQT.  Second, the public unitholders can approve the transaction. Third, the full board of directors of EQM GP can determine that the transaction is on terms no less favorable to EQM than those generally being provided to or available from unrelated third parties.  Fourth, the full board of directors of EQM GP can determine the transaction is fair and reasonable to EQM.  Fair and reasonable is not defined in the partnership agreement and what constitutes fair and reasonable will depend on the circumstances.  As disclosed on page 180 of the Registration Statement, the partnership agreement permits the EQM GP board to take into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to EQM.  In making this determination, the EQM GP board must act in good faith, meaning it subjectively believed that its determination was fair and reasonable to EQM. Furthermore, the partnership agreement permits the EQM GP board to consult with legal counsel, investment bankers and other advisors in making decisions, though the extent to which the board will seek such advice will depend on the facts and circumstances of the transaction being considered.  If the EQM GP board reasonably believes that advice or an opinion provided by such advisors is within such person’s professional or expert competence, then any act taken in reliance upon such advice or opinion will conclusively be deemed to be fair and reasonable. In response to the Staff’s comment, we have revised the disclosure on page 180 to elaborate upon the EQM GP board’s role in making the determination disclosed in the fourth bullet. We have made corresponding revisions to the disclosure on page 182 to elaborate upon our general partner’s role in making the determination disclosed in the fourth bullet.

Financial Statements

Combined Statements of Cash Flows, page F-9

27.                               Please tell us the nature and amounts of the items included in the “investments by partners and net changes in parent advances” line item. In addition, please tell us your basis in GAAP for net presentation.  Please refer to ASC 230-10-45-7.

Response:  The line item “investments by partners and net changes in parent advances” primarily includes the settlement of the operating activities of the predecessor operations of EQM’s acquisitions from affiliates of EQT which were accounted for as transactions under common control, and the settlement of operating activities of the Partnership’s predecessor operations which received capital contributions from and made distributions to EQT or its affiliates on a periodic basis.  For example, certain of the predecessor operations participated in EQT’s cash management program, whereby EQT provided cash needed to support the predecessor operations and collected the cash from the services provided by the operations.  The net cash received or paid was recorded as a capital contribution or distribution as there was never any intent to settle such amounts in cash with the predecessor, as the predecessors had no standalone cash accounts.  We considered the guidance in ASC 230-10-45-7 and determined that net presentation of these items is appropriate given the nature and frequency (generally less than 90 days) of recording the reclassification of net parent advances from receivables or payables to contributions from or distributions to EQT and its affiliates.  Further, we believe this presentation is more meaningful to an investor and that disclosure of these amounts on a gross basis could be viewed as misleading given the nature and frequency of the items included within this line item.  We have revised our filing to retitle this line item “Net (distributions to) contributions from EQT” as we believe this to be a more descriptive title.  Please see page F-9.

Notes to Combined Financial Statements, page F-12

28.                               Please provide the supplementary financial information required by Item 302 of Regulation S-K or tell us why disclosure is not required.

Response:  In response to the Staff’s comment, we advise the Staff that we do not believe supplementary financial information required by Item 302 of Regulation S-K is required in the Registration Statement.  The supplementary financial information required by Item 302 of Regulation S-K is specifically related to selected quarterly financial data and information about oil and gas producing activities.  We note that a company is not required to furnish selected quarterly financial data pursuant to Item 302(a) of Regulation S-K in its initial registration statement under the Securities Act if it does not have any securities registered under Section 12(b) of the Exchange Act (see Section 1620.1 of the Division of Corporation Finance Financial Reporting Manual). Further, we note that we are not engaged in the business of oil and gas producing activities as defined in Regulation S-X.

Note 1. Summary of Operations and Significant Accounting Policies

Cash and Cash Equivalents, page F-15

29.                               Please disclose the amount of interest income for each year presented in accordance with paragraph 7 of Rule 5-03(b) of Regulation S-X.

Response: We acknowledge the Staff’s comment and the requirements of paragraph 7 of Rule 5-03(b) of Regulation S-X.  The combined financial statements of EQT GP Holdings Predecessor include interest income of less than $30,000 for each of the periods presented and as disclosed on page F-15, these amounts are included as a reduction to interest expense in the combined financial statements.  Given the immateriality of these amounts, we do not believe further disclosure is warranted.  To the extent that these amounts are material to our financial statements in future periods, we will disclose these amounts as appropriate.

8. Fair Value Measurements, page F-27

30.                               Please disclose the carrying amount of long-term debt together with the related fair value. Refer to ASC 825-10-50-11.

Response: In response to the Staff’s comment, we have revised the Registration Statement on page F-28 to include the carrying amount of long-term debt with the fair value disclosure.

Equity-Based Compensation, page F-31

31.                               Please tell us how you account for cash distributions on unvested unit awards issued under the 2014 EQM Value Driver Award.  In addition, please show us how to reconcile stock based compensation expense for each year to the amount of equity-based compensation recognized in partners’ capital.

Response:  The 2014 EQM Value Driver Award is accounted for as an equity-based compensation plan under Accounting Standards Codification (ASC) 718, which requires compensation cost to be recognized on unvested units.  When calculating compensation cost to be recognized related to the unvested units, the present value of future estimated dividends/cash distributions are included in the grant date fair value and amortized over the vesting period.  Units granted under the 2014 EQM Value Driver Award are entitled to distributions during the vesting period; however, these accrued distributions are ultimately converted to and paid in units upon vesting.  As the distributions are ultimately paid in units upon vesting, we have revised our disclosures to reference such distributions as accrued distributions, rather than cash distributions, in the Registration Statement.  Please see page F-32.

Please find below a reconciliation of stock based compensation expense for the year ended December 31, 2014 to the respective amount of equity-based compensation recognized in partners’ capital.

Year Ended December 31, 2014
(in thousands)
Total equity-based compensation expense recorded by EQT Midstream Partners, LP (EQM), presented on page F-32 as $3.4 million	$3,367
Add: total compensation cost capitalized in relation to the equity-based awards of EQM, presented on page F-32 as $0.3 million	$324
Total equity-based compensation recognized in partners’ capital, presented on page F-11 as $3.692 million	$3,692

For the years ended December 31, 2013 and 2012, there were no equity-based compensation awards with a capitalized cost component; therefore, total equity-based compensation expense recorded by EQM presented on page F-32 equaled total equity-based compensation recognized in partners’ capital presented on page F-11.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (412) 553-5785 or Joshua Davidson of Baker Botts L.L.P. at (713) 229-1527.

Very truly yours,

EQT GP HOLDINGS, LP

By: EQT GP Services, LLC
its general partner

By:	/s/ Philip P. Conti
Philip P. Conti, Senior Vice President
and Chief Financial Officer

Enclosures

cc:                                Joshua Davidson, Baker Botts L.L.P.

Mollie Duckworth, Baker Botts L.L.P.

David P. Oelman, Vinson & Elkins L.L.P.

Michael S. Telle, Vinson & Elkins L.L.P.